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                                                                      Exhibit 19

Butler
Manufacturing
Company
FIRST QUARTER REPORT 2001
Three Months Ended March 31, 2001
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108

To Our Shareholders:

Butler's first quarter sales were $195 million, a decrease of 11% compared with a year ago. The combination of the severe winter weather and the slowing economy were the primary factors for the lower sales. The decline in sales resulted in a net loss of $2.8 million, or $.45 per share, compared with net earnings of $2.2 million, or $.33 per share, reported last year.

Sales in the Building Systems segment, comprised of our pre-engineered steel and wood frame building businesses, were down 22%. As previously stated, weather played a role in this outcome. However, it is also evident that the slowing U.
S. economy was a factor as well, as a number of building buyers chose to delay scheduled construction projects. Sales were lower for all of our businesses in this segment, except our China pre-engineered metal building business which had slightly higher sales this quarter. The North American market for our steel and wood frame buildings business experienced the biggest decline in sales. Overall, this segment recorded an operating loss of approximately $6 million, due directly to the lower sales in the quarter.

Sales in the Architectural Products segment, comprised of the Vistawall group were up 8% compared with last year, continuing the growth trend this business has enjoyed over the past several years. Operating earnings were $3.6 million, down slightly from a year ago. We are continuing to purchase components to meet the service and growth needs of this business. These outside purchases are more costly than products manufactured by Vistawall, thus reducing operating earnings. Good progress was made at our new manufacturing plant in Tennessee. Production rates are improving, and the reliance on outside purchases is declining. We expect to begin showing year over year profit improvement over the balance of the year in this business.

Butler Construction's sales were $18 million, a 43% drop from the level a year ago and operating earnings were $0.4 million, a decrease of 30% compared with the first quarter last year. Part of the decline was due to poor job site conditions on several projects. As well, our strategic decision focusing more of the attention of this business on material-erect opportunities also contributed to the lower revenue comparison. This new strategy better aligns Butler Construction to support our Butler Builder's pursuit of complex projects and to service our growing major customer's requirements. The Real Estate segment entered the year with a record project backlog. Sales for the quarter were $16 million and operating earnings were $0.6 million compared with breakeven results last year. The developments in progress total $42 million compared with $26 million a year ago. We expect the Real Estate business to show solid results in 2001.


The first quarter was a difficult start to the year. The harsher winter weather and slowing economy took their toll on nonresidential construction and Butler. Entering April, our backlog was $295 million, down 7% from a year ago. Our higher margin product backlog was down approximately 2% and construction backlog was 28% lower. As announced in March, we are cautious about the outlook for the nonresidential construction market over the balance of the year and its affect on our business. We are managing expenses and investments carefully to better match capacity with the market opportunity.


Cordially yours,

/s/ John Holland

John Holland
President and Chief Executive Officer

April 16, 2001
Butler Manufacturing Company